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                                                                    Exhibit 99.1

[LOGO] Campbell Resources Inc.

                                 PRESS RELEASE
                             For immediate release

         CAMPBELL RESOURCES BEGINS PRODUCTION FROM MERRILL ISLAND PIT,
                MINING SCHEDULED TO BEGIN AT CORNER BAY SHORTLY

MONTREAL, OCTOBER 23, 2007 - CAMPBELL RESOURCES INC. (THE "COMPANY") ("CAMPBELL") (TSX: CCH, OTC BULLETIN BOARD: CBLRF) reports that the Merrill Island open pit is in operation with copper concentrate being shipped some six weeks after obtaining the environmental permit authorizing the operation. With the positive results achieved to date, the Company plans to increase monthly production from Merrill Island by 50% over the initial proposed rate.

Drilling began on September 17th. On October 6th, the first blast was completed to generate some 50,000 tons of ore to be crushed and trucked to the nearby Copper Rand mill. Milling of the first ore from Merrill Island took place on October 15th.

In the last week, some 6,600 tons of Merrill Island ore have been milled, with grades averaging 0.459% Cu, 0.014 oz/t Au and 0.125 oz/t Ag. Mill recovery was slightly above 90% for copper. A total of 160 tons of concentrate averaging 17.4% Cu was produced during the week. With the success to date at Merrill Island, Campbell is now planning to produce 30,000 tons of ore per month from Merrill Island, up from the 20,000 tons per month initially planned.

"We're very pleased with the smooth start-up at Merrill Island, which represents the first part of our strategy to increase mill throughput and lower unit costs," said Andre Fortier, Campbell's President and Chief Executive Officer. "In addition to the Merrill Pit, development is moving ahead rapidly at Corner Bay, and we expect to soon begin shipping the 42,000 ton bulk sample averaging 3.7% copper at a rate of about 450 tons per day to the Copper Rand mill."

In addition to the concentrate being produced, the tonnage produced at Merrill Island is having a positive impact on backfilling at the Copper Rand mine and on milling costs for the Copper Rand mill. The paste fill plant has progressed significantly towards its planned capacity of 60 tonnes per hour during the last week. A total of 3,800 tonnes were thus sent underground at Copper Rand during the week. Moreover, the substantial increase in ore treated has a significant impact on reducing unit costs for the Copper Rand ore.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

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Certain information contained in this release contains "Forward-Looking
Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:
CAMPBELL RESOURCES INC.
Andre Fortier,
President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
e-mail: afortier@campbellresources.com

Alain Blais
Vice-president and General Manager of Operations
Tel: 418-748-7691
Fax: 418-748-7696
e-mail:  ablais@campbellresources.com

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
Julien Ouimet: jouimet@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com